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Exhibit 99.9

Press release

EMBARGOED FOR PUBLICATION UNTIL JULY 28, 2003 at 14.00hrs (BST)

Bookham Technology and BTI Photonic Systems
form association to deliver optimized optical subsystems

        Oxfordshire, UK—July 28, 2003:    Bookham Technology plc (LSE: BHM; NASDAQ: BKHM), a leading provider of components, modules and subsystems, principally for telecommunication networks, and BTI Photonic Systems, an innovative supplier of managed link transport systems for optical networks, announce a technology, product and commercial association to deliver optimized optical subsystems.

        The association, allows both companies to rapidly introduce advanced optical solutions based on Bookham's extensive portfolio of erbium doped fiber amplifiers (EDFA) and optical add/drop multiplexer (OADM), together with BTI's Netstender™ family of intelligent link systems.

        "Many of our key customers want to purchase subsystems rather than components so they can optimise the payback on their own engineering resource. By combining, Bookham's leadership in optical technology and design strength with BTI's system platform and management software leadership, we are creating a competitive alliance to deliver leading edge subsystems for the intelligent optical network," said Steve Turley, Chief Commercial Officer for Bookham Technology. "The enhanced solutions we will be able to offer will complement our existing product lines and will allow us to address an expanded market."

        The association provides customized, cost-effective solutions for the optical link layer. State-of-the-art optics will be incorporated in an intelligent subsystem which has full environmental compliance and easy integration into the users Network Management System. The companies' new integrated optical products will include a cost effective 1U rack mount EDFA subsystem, and a full featured, highly scalable 2U subsystem offering advanced signal conditioning and expansion capabilities. The systems will be made available worldwide through both Bookham and BTI sales channels.

        "The combination of BTI and Bookham teaming up together creates a powerful force in our industry. By building on the complementary strengths of both companies, we can now efficiently address a much broader range of market opportunities," said Lance Laking, CEO of BTI Photonic Systems. "Our customers want suppliers who can deliver high quality, lower cost products that offer them a competitive advantage. This relationship with Bookham allows us to do that by enabling both companies to rapidly deliver customized solutions based on BTI's intelligent Netstender platform and integrated modular optical technologies from Bookham."

—ends

For further information, please contact:

Sharon Ostaszewska Bookham Technology Tel: +44 (0)1235 837612 sharon.ostaszewska@bookham.com	or	Sarah Bowden BTI Photonic Systems Tel: +1 613 248 9154 x115 sbowden@btiphotonics.com

        Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers' needs. The company's optical and RF components, modules and subsystems are used in various applications and industries, including telecommunications, aerospace, industrial and military. In November 2002, Bookham acquired the optical components businesses from Nortel Networks. This followed the acquisition of Marconi's optical components business in February 2002. In July 2003, Bookham acquired the business of Cierra Photonics Inc, specialising in thin film filters. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland and sales offices in the US, France, Italy and Japan, and employs approximately 1900 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham and ASOC are registered trademarks of Bookham Technology plc

        BTI Photonic Systems (www.btiphotonics.com), supplies leading system vendors with the industry's most advanced link management systems to extend the reach and capabilities of their optical network portfolios, while offering them a competitive advantage and increased profitability. Easily deployed in new or existing networks, BTI's intelligent Netstender™ system reduces the complexity, cost and time required to extend networks.

        Founded in 2000 as BTI Photonics Inc., the company is headquartered in Ottawa, Canada, and has offices in Canada and the United States. BTI's January 2003 finance round was led by Vengrowth Capital Partners and included Kodiak Venture Partners, Primaxis Technology Ventures, Lucent Venture Partners and BCE Capital.

www.bookham.com	Thinking optical solutions

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  Exhibit 99.9
EMBARGOED FOR PUBLICATION UNTIL JULY 28, 2003 at 14.00hrs (BST)
Bookham Technology and BTI Photonic Systems form association to deliver optimized optical subsystems